Exhibit 2

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza / Fabián Orta +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

CEMEX CLOSES UNSECURED BANK AGREEMENT WITH INVESTMENT

GRADE TERMS AND CONDITIONS FOR U.S.$3.25 BILLION

•	Represents major milestone in path to investment grade.

•	Oversubscribed transaction with 21 financial institutions participating.

•	Simplified guarantor structure has been replicated across all senior notes.

•	Sustainability-linked transaction.

MONTERREY, MEXICO. NOVEMBER 8, 2020 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has successfully closed a new $3.25 billion syndicated credit agreement (the “Credit Agreement”) and used the proceeds to fully repay its previous facilities agreement.

The new Credit Agreement consists of a $1.5 billion 5-year amortizing Term Loans and a $1.75 billion 5-year committed Revolving Credit Facility. The committed facility is roughly $600 million higher than the previous facilities agreement, resulting in a stronger liquidity position which is favorable from a company risk and credit rating perspective.

The Credit Agreement has financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the loan, and a minimum interest coverage ratio of 2.75x.

The Credit Agreement is denominated exclusively in US Dollars and includes an interest rate margin grid that is about 25 basis points lower on average than that of the previous facilities agreement. Additionally, half of the Term Loans have been swapped into Euros using derivative instruments.

Furthermore, the new Credit Agreement is the first debt to be issued under CEMEX’s recently published Sustainability-linked Financing Framework (the “Framework”), which is aligned to the company’s Future in Action strategy and its ultimate vision of a carbon-neutral economy. The annual performance in respect to the three metrics referenced in the Framework may result in a total adjustment of the interest rate margin of plus or minus 5 basis points, in line with other sustainability-linked loans from investment grade rated borrowers.

“This new Credit Agreement represents a major milestone in our path to investment grade as it is our first major syndicated unsecured bank agreement since 2009. It showcases CEMEX’s continued access to diversified funding sources while further aligning our financing strategy to our leadership in addressing climate change,” said CEMEX CEO Fernando A. Gonzalez. “We are starting a new chapter for the company where we shift our strategic balance a bit more towards growth and the advancement of our Climate Action goals.”

The Joint Bookrunners and Joint Lead Arrangers under the 2021 Credit Agreement are BofA Securities Inc., BNP Paribas, Citigroup Global Markets Inc. and JPMorgan Chase Bank, N.A. The Sustainability Structuring Agent for the 2021 Credit Agreement is ING Capital LLC.

7

Additionally, the Credit Agreement has a simpler guarantor structure to that of the previous facilities agreement. This new guarantor structure has been replicated in all of CEMEX’s senior notes and consists only of CEMEX Concretos, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and CEMEX Corp.

CEMEX is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: cemex.com.

###

This press release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities of CEMEX, S.A.B. de C.V. (“CEMEX”) or any of its direct or indirect subsidiaries (such subsidiaries, together with CEMEX, the “Company”) in any transaction. This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions that could cause actual results, performance or achievements to differ materially from the Company’s expectations. These forward-looking statements reflect the Company’s current expectations and projections about future events based on the Company’s knowledge of present facts and circumstances and assumptions about future events, as well as the Company’s current plans based on such facts and circumstances. No assurance can be given that the goals described or implied will be achieved. Many underlying assumptions which may prove to be incorrect, risks, uncertainties and other important factors, several of which are outside of the Company’s control, could cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied in this release. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on the Company, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, the ability of the Company’s operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, the Company’s products and services; the cyclical activity of the construction sector; the Company’s exposure to other sectors that impact its and its clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which the Company offers its products and services; general political, social, health, economic and business conditions in the markets in which the Company operates or that affect its operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; the Company’s ability to satisfy its obligations under the Company’s material debt agreements, the indentures that govern the Company’s outstanding notes and the Company’s other debt instruments and financial obligations, including CEMEX’s subordinated notes with no fixed maturity; the availability of short-term credit lines or working capital facilities, which can assist the Company in connection with market cycles; the impact of the Company’s below investment grade debt rating on its cost of capital and on the cost of the products and services the Company purchases; loss of reputation of the Company’s brands; the Company’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives, implement its global pricing initiatives for the Company’s products and generally meet the Company’s “Operation Resilience” goals and targets; the increasing reliance on information technology infrastructure for the Company’s sales, invoicing, procurement, financial statements and other processes that can adversely affect the Company’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for the Company’s products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States – Mexico – Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CEMEX’s public filings. You are urged to carefully consider the assumptions, risks, uncertainties and other factors that affect the Company’s business and should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in this press release.

8